UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contact:

Alon Blue Square Israel Ltd.

ZehavitShahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES RESULTS OF COURT APPOINTED EXPERT’S VALUATION OF THE COMPANY

YAKUM, Israel, July 15, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today that following the decision of the District Court in Lod, Israel on June 27, 2016 according to which (i) the Company was required to convene meetings of financial creditors and shareholders for approval of the proposed debt arrangement and (ii) Professor Amir Barnea was appointed as an expert (on behalf of the court) in order to determine the Company’s valuation immediately prior to the proposed debt arrangement as well as the value of the consideration to be received by the Company’s controlling shareholder on account of its Company shares under the proposed debt arrangement; the Company has received Professor Barnea’s opinion.

In accordance with the expert opinion:

1.	The Company’s minority shareholders have residual equity rights averaging NIS 9.1 million, which represents the midway point between the calculated range of approximately NIS 6 to 12 million.

2.	The Company has a positive valuation immediately prior to the proposed debt arrangement (which factors in a solution to the Company’s cash flow needs) ranging NIS 76 million (according to market value) and NIS 211 million (according to economic value), leading to an average residual valuation of NIS 143 million.

Calculation of Company’s Equity Immediately Prior to the Proposed Debt Arrangement

(Post the injection of NIS 110 million from the controlling shareholder

(in NIS million)

Description	Average	Market Valuation	Economic Valuation
Assets	1,388	1,320	1,455
Liabilities	1,244	1,244	1,244
Shareholders’ Equity	143	76	211
Equity to Debt ratio	12%	6%	17%

3.	The value of the Company’s minority shareholder shares was determined by Professor Barnea as follows:

Professor Barnea assumed that the Company’s valuation post the injection of NIS 110 million from the controlling shareholder (represents a bridge loan which the expert determined to have equity characteristics due to its connections with a rights offering).

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Minority Dilution Calculation (as calculated in table no. 5 of the opinion):

Company Valuation Post Injection of NIS 110 Million = NIS 143 million
Holdings of Controlling Shareholder Post Dilution equals: 72.7%* (143-110) + 110 = 93.7% 143 Minority Shareholder Holdings: 1-0.937 = 6.3%
Minority Shares (in NIS million): 143 * 6.3% = 9.1

The Company is reviewing the expert opinion which was delivered to the Company a few hours ago. This report is not an expression of an opinion by the Company.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE")listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 15, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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